UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 POP STARZ, INC.
                                 ---------------
                 (Name of Small Business Issuer in the charter)


               Florida                            65-0712902
               -------                            ----------
      (State of Incorporation)       (I..R.S. Employer Identification No.)


              1801 Clint Moore Rd., Suite 108, Boca Raton, FL 33487
              -----------------------------------------------------
               (Address of principal executive offices) (Zip code)


                                 (561) 997-1188
                                 --------------
                (Issuer's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

      Title of each class to be registered        Name of each exchange on which
                                                  each class is to be registered

      NONE                                        NONE

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                TABLE OF CONTENTS


                                     PART I.

Item 1.  Description of Business                                               2

Item 2.  Management's Discussion and Analysis or Plan of Operations            9

Item 3.  Description of Property                                              13

Item 4.  Security Ownership of Certain Beneficial Owners and Management       14

Item 5.  Directors, Executive Officers, promoters and Control Persons         16

Item 6.  Executive Compensation                                               17

Item 7.  Certain Relationships and Related Transactions                       18

Item 8.  Description of Securities                                            19


                                    PART II.

Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and other Stockholder Matters                                20

Item 2.  Legal Proceedings                                                    22

Item 3.  Changes in and Disagreements with Accountants                        22

Item 4.  Recent Sales of Unregistered Securities                              22

Item 5.  Indemnification of Officers and Directors                            23


                                    PART F/S

Financial Statements                                                         F-1


                                    PART III.

Item 1.   Index to Exhibits                                                   24


                                        i
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FORWARD-LOOKING STATEMENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to, among other things, (a) our projected sales and profitability, (b) our growth strategies, 8) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, and (f) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will be able to expand our business operations, that there will be no material adverse competitive change in conditions in our business, that demand for our services will continue to increase, , that our President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting our operations. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus and in the documents incorporated by reference into this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward- looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise. Important factors that may cause our actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed below. You should be aware that the occurrence of any of the events described under "Risk Factors" below or elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operation.

Item 1.  Description of Business

Pop Starz, Inc. (the "Company" or "Pop Starz" or "we") is a Florida corporation. Until October 1, 2004 we were a wholly-owned subsidiary of Explorations Group, Inc., a public company that trades on the Over the Counter Bulletin Board. In September 2004, Explorations Group, Inc. closed on a Reorganization Agreement with Parking Pro, Inc., a New York corporation ("Parking Pro ") and the stockholders of Parking Pro. The agreement provided in part that within 30 days following the closing, Explorations would spin-off to its common stock shareholders, and those entitled to dividends as if a common stockholder of Explorations shares, on a pro-rata basis shares of Pop Starz common stock. The distribution was made to all of the Explorations Group shareholders of record as of the close of business on the day proceeding the Closing, September 8, 2004 (subject to adjustment for any shareholder whose name appears on the stock transfer records solely by virtue of the agreements with Parking Pro). As a result of the spin-off, which was effective at the close of business on September 30, 2004, Explorations Group, Inc. no longer owns any shares of common stock in Pop Starz and Exploration shareholders, and those entitled to dividends as if a common stockholder of Explorations, own an aggregate of 3,504,533 common shares of Pop Starz.

No holder of Explorations Group, Inc. common stock was required to pay any cash or other consideration, or to surrender any shares of common stock of Explorations Group, Inc. The spin-off of Pop Starz does not affect the number of outstanding shares of common stock of Explorations Group, Inc. or the rights of its shareholders. The Board of Directors of each Company felt that separating the two companies will provide better growth opportunities for each while at the same time, permit each company to concentrate on its specific business operations.

We were originally incorporated on October 28, 1996 as Explorations of Boca Raton, Inc. We subsequently amended our articles of incorporation and changed our name to Explorations Entertainment & Education, Inc. ("Explorations Entertainment") to more accurately reflect the change of our activities. During 2001, Explorations Entertainment pursued discussions with several companies to develop programs in children's entertainment and education, but none of those discussions resulted in a definitive transaction. Because of our experience in these areas, Explorations Entertainment also sought to develop capabilities to provide consulting services to other companies interested in developing programs in these areas. We were not successful in these ventures. When an Explorations Entertainment licensee in New Jersey closed, whose operations were material to the proposed consulting activities, the proposed consulting enterprise was abandoned.

In February 2002, Explorations Entertainment decided to pursue a new direction and its name was changed to Pop Starz, whose current activities are described more fully below ("The Company's Current Business"). Our principal executive offices are located at 1801 Clint Moore Road, Suite 108, Boca Raton, Florida 33487.

Our Current Business

We are engaged in the business of operating high energy dance training centers, currently concentrating on the musical genre popularly referred to as "Hip Hop" and "Pop". Pop Starz' ultimate goal is the development and operation of dance and talent development programs (dance, acting, modeling and voice) throughout Florida and nationally, combining the functions of traditional dance and exercise facilities with training in modeling, drama and voice development, and providing participants of all ages with an opportunity to participate in professional entertainment opportunities.

Pop Starz' current operations are in the growth stage and follow approximately seven years of operations by its predecessors and their affiliates involving large children's entertainment and physical fitness centers, one of which was operated by our president in Palm Beach County, Florida, and others that were owned and operated by third parties under licenses or franchises from Explorations Franchise Group, Inc., an affiliated entity. We do not believe that our success will be dependent upon our ability to enter third party licensing agreements. However, we will explore these opportunities as they arise such as when we were approached by an unrelated party to use the name Pop Starz. In furtherance thereof, in October 2004, we entered into a licensing agreement with an unrelated third party to use the Pop Starz name. The Licensee is located in the state of Georgia. We will recognize revenues earned ratably over the term of the license.

Pop Starz' current operations do not rely on fixed centers or personnel; rather, facilities are rented on an hourly basis, as required, and personnel are engaged to teach classes, on an hourly basis, as required Management believes that such arrangements provide Pop Starz with the flexibility to maximize the quality and diversity of the services offered while keeping costs carefully contained.

Facilities

Classes are offered in the aerobic workout rooms of 14 existing health clubs, rented by Pop Starz on an hourly basis. We currently have arrangements with Bally Total Fitness ("Bally's") for use of facilities at designated health clubs in Dade, Broward and Palm Beach counties in Florida, with the Jewish Community Center in Boca Raton, Florida and with Park Ave. Gymnastics in Weston, Florida. Generally, facility use is on an hourly basis at up to $50 per hour and no competing events may be held at facilities used by Pop Starz. The arrangement Pop Starz has with these facility providers is solely for the use of space. Pop Starz is permitted, however, to place promotional flyers within each facility. Participants also enroll in the classes as a result of Pop Starz' advertisements in local newspapers and on radio as well as through word of mouth from satisfied class participants and their parents.

We also participate in special events and put on work-shops throughout the South Florida area. Most of these special events and work-shops are for promotional purposes.

Insurance

We carry general liability insurance through Chubb Custom Insurance Company covering up to $1 million per occurrence and limits of $50,000 for fire damage; $1.000 for medical expense, per person. We also maintain $1 million for personal and advertising injury, $1 million for product liability, competed operations with an aggregate of $2 million. Our insurance premium is approximately $1,500 per year.

Pop Starz' Classes

We started offering classes in May 2002, We offer a variety of classes currently focusing on "Hip Hop" and "Pop" dance styles. There are six separate, eight-week class sessions per year. Class times depend on the availability of aerobics rooms at each location where classes are offered. Classes are currently being offered at 14 locations in South Florida in Dade, Broward and Palm Beach counties.

Classes are divided into three groups, based on goals: (1) recreational and exercise classes; (2) performance level classes; and (3) production troupe classes. Classes are further subdivided in each group by age and experience levels.

         (1) Recreational and exercise classes are divided into the following subgroups: "Lil Pop Starz," ages three to five; "Pop Starz " (beginners), ages six to nine; and "Pop Starz II" (intermediate), ages six to twelve. Classes are taught by pre-qualified independent contractors in the aerobic facilities of the health clubs discussed above. Each class is expected to include at least twenty participants. Each participant attends two, one-hour classes per week.

         (2) Performance level classes are divided into the following subgroups: ages eight to twelve, ages thirteen to seventeen, and ages eighteen through adult. Classes are limited to not more than thirty participants per sixty minute session, with attendance at two sessions per week required. Classes are currently taught by Pop Starz' instructors in the aerobic facilities of the health clubs discussed above.

         (3) Production troupe classes are divided into the following subgroups: ages nine to thirteen, ages fourteen to seventeen, and ages eighteen through adult. Classes are limited to not more than twenty-five participants per ninety minute session, with attendance at two sessions per week required. Registration is by invitation only or auditioned by Wade Robson, star of the former MTV show "The Wade Robson Project". All production troupe classes are currently taught by Glenn Douglas Packard, Pop Starz' artistic director. The production level is designed for participants who seek to prepare for careers in dancing.

Tuition (in addition to a $40 registration charge) is $180 per recreational & exercise session, $185 per performance group session and $185 per production troupe session. Registration and tuition payments are due 10 days prior to the new session, with a $20 charge assessed for late payments. In the recreational & exercise sessions, a tuition discount of $30 is granted to the first additional sibling in the same class. Normally, partial session enrollment is not permitted. Due to the number of new applicants who are enrolling, currently enrolled students are given priority, with waiting lists established until there are a sufficient number of children to add classes (usually 10 children minimum per class required).

The following information concerning Pop Starz' classes also currently appears on our website, www.popstarzinc.com:

Open Registration Classes - classes in which anyone may enroll - include the following:

      o  Li'l Pop Starz(TM), 3 years - 5 years;
      o  Pop Starz(TM) I, 6 years - 9 years (beginners);
      o  Pop Starz(TM) II, 6 years - 12 years (intermediate);
      o  Pop Starz(TM) Performance Teenz, 13 years - 17 years; and
      o  Pop Starz(TM) Performance Adultz, 18 years - adult.

Class Registration by Invitation - this class requires that, because of their age, participants be screened for skill levels to determine if this class is appropriate for them:

      o  Pop Starz(TM) Production Kidz, 8 years - 12 years.

Participants Auditioned by Wade Robson - a prerequisite to enrollment is a successful audition with Wade Robson:

      o  Pop Starz(TM) Production Troupe Kidz, 9 years - 13 years;
      o  Pop Starz(TM) Production Troupe Teenz, 14 years - 17 years; and
      o  Pop Starz(TM) Production Troupe Adultz, 18 years - adult.

These classes are all described more fully immediately below.

Pop Starz(TM) Class Descriptions:

      o  Li'l Pop Starz(TM), 3 years - 5 years.
         Length of Class: 55 minutes.
         Prerequisites: None.
         Class Description: This beginner's class provides an introduction to Hip Hop music and movement, incorporating basic combos into games. Lil Pop Starz provides children with the fundamentals of pop dance and performance.

      o  Pop Starz(TM) I, 6 years - 9 years (beginners).
         Length of Class: 55 minutes.
         Prerequisites: None.
         Class Description: This beginner's class is open to elementary students with little or no hip hop dance training. Children are given fundamental combos as well as basic routines to introduce the core movements of today's pop artists.

      o  Pop Starz(TM) II, 6 years - 12 years (intermediate).
         Length of Class: 55 minutes.
         Prerequisites: None.
         Class Description: An intermediate level class, Pop Starz II is a high energy fusion of hip hop/pop dance routines, preparing young stars for performance level classes. This class is designed both for children considering going into the entertainment field and for children just looking for fun with learning hip hop moves.

      o Pop Starz(TM) Performance Kidz, 8 years - 12 years. (By invitation only)
         Length of Class: 120 minutes.
         Class Description: These classes serve as "Prep School" for Pop Starz Production Kidz. Under the direction of Pop Starz' instructors, dancers work with top level choreographers and instructors, giving the starz a chance to shine. Technique is emphasized while students learn challenging routines. They are offered the opportunity to perform in community venues, as well as local shows. This class is a must for anyone searching for professional level training.

      o Pop Starz(TM) Performance Teenz, 13 years - 17 years. By invitation only. Pop Starz(TM) Performance Adultz 18 years - adult.
         Length of Class: 120 minutes.
         Prerequisites: None.
         Class Description: Although these classes are open-registration, they do serve as training for Pop Starz Production Troupes. Students are also given the opportunity to audition every September for the Company's Production Troupes, judged by Wade Robson. We anticipate that he will be judging all of the Production Troupe dancers. This performance level is also great for teenz and adultz not interested in performing, but who enjoy learning from top choreographers and instructors in the industry. Students will have the opportunity, if they choose, to perform in community venues as well as local fairs and festivals.

      o Pop Starz(TM) Production Troupe Kidz, 9 years - 13 years. Pop Starz(TM) Production Troupe Teenz, 14 years - 17 years, and Pop Starz(TM) Production Troupe Adultz, 18 years - adult.
         Length of Class: 120 minutes.
         Prerequisites: Auditioned by Wade Robson.
         Class Description: top level super starz, Pop Starz Production Troupes are headed by Artistic Director Glenn Douglas Packard. His innovative choreography has gained him acclaim as outstanding choreographer for the All Star Salute to the King of Pop, Michael Jackson through such venues as the nationally televised Hip Hop Source Awards, as well as a featured spot in the Darrin Henson's Dance Grooves Tour. Pop Starz Productions, through its agency affiliates, not only tour, audition and perform with artists, but its also featured in music videos, TV spots and national commercials. Talent participants are given the tools and avenues to actually work within the industry. Participating in castings, shows and celebrity events, Pop Starz Productions cultivates and supports the careers of up and coming starz.

In August 2004, we participated in the Third Annual USA & World Hip-Hop Championship in Los Angeles, California. Together with competitors from approximately 15 countries, our team of seven performers competed in the varsity classification. The Pop Starz entrants, competing in the varsity competition under the name "4 Real" won both the United States and World Hip-Hop titles.

We will continue to use the name "4 Real". No trademark application has yet been filed with either the state of Florida or the United States Patent and Trademark office.

Instructors

Fees paid to our instructors range from $25 to $50 per class. Our instructors are treated as independent contractors.

Fees paid celebrity choreographers are negotiated on a case by case basis.

Status of Any Publicly Announced New Product or Service

Except as described above, the Company has no publicly announced new products or services.

Competitive Business Conditions and our Competitive Position in the Industry and Methods of Competition. Direct competitors for our' services locally and we anticipates that they will increase. We believe that our principal local competitors are Hip Hop Kidz, Inc., and Street Jam, Inc. Indirect competition is intense in the form of traditional dance studios, modeling agencies, aerobic classes and traditional gyms such as L.A. Fitness and Gold's Gym which may offer dance programs . We indirectly compete against a wide variety of concepts vying for family leisure time and recreational spending. These competing concepts encompass a broad spectrum of child recreational opportunities, including school programs, after-school athletic programs and specialty children's and young adults' social programs (e.g., scouting, etc.).

We concentrate on the "Hip Hop" and "Pop" performance segment of the children's and young adults' entertainment and recreational industries, targeting children ages 1 to 15. Those industries are highly fragmented and consist largely of local individually owned and operated dance and aerobic studios and modeling agencies. Our future revenues will to a significant extent depend upon our ability to anticipate and respond to changes in consumer tastes, government regulations and technology, and to assemble instructional teams that can implement responses to such factors for its participants effectively and on a reliable and cost efficient basis. The performance of our instructional programs may be affected by a variety of local factors such as the location of competing facilities, labor and employee benefit costs and the availability of experienced instructors and hourly employees.

Many of our competitors will have longer operating histories, substantially greater name recognition and more extensive financial, technical, marketing, sales and distribution resources than Pop Starz.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

None of the Company's proposed activities rely on raw materials.

Dependence on One or a Few Major Customers

The Company's current operations rely significantly on the limited number of its instructors and participants; however, as its marketing efforts increase, the Company anticipates that no client will account for more than 5% of its income, expenditures or time.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts Including Duration

We obtained a Florida trademark in the Education & Entertainment Class 0041, covering the name "Pop Starz" for a number of our services. The application, dated March 7, 2002, was filed on March 12, 2002 and was registered for use on March 21, 2002. This registration provides protection from unauthorized use for a period of ten years, subject to renewal for an additional ten years. Florida Trademark Application Number T02000000333. First use of the mark was February 20, 2002. Under certain circumstances courts may decline to enforce this mark against a party infringing it that overcomes the presumptions under which it was granted.

We were approved for a federal trademark on February 4, 2003, covering the name "Pop Starz" for a number of its services in the Education & Entertainment International Class 041.

In the future, we will probably develop proprietary intellectual property. In case of development of any such intellectual property, we anticipate filing for and obtaining available protection under state, federal and international regulatory processes and procedures; however, no assurances can be provided that we will develop any such intellectual property, or that if developed, intellectual property rights will be obtained, or that if obtained, they will be effectively protected.

Need for Any Government Approval of Principal Products or Services

We do not believe that our services are subject to any government regulation specific to such services.

Effect of Existing or Probable Governmental Regulations on the Business

We were previously subject to regulation by the United States Federal Trade Commission, the Federal Communications Commission, the Justice Department, the Department of the Interior and comparable state agencies because of our former franchise-related activities. However, all operations involving such activities have been terminated without ever having experienced associated regulatory problems other than the costs of monitoring and complying with existing regulations, which was expensive and time consuming. In addition, our management was required to expend significant resources to obtain required regulatory clearance and the delays incident thereto may have deprived us of potential opportunities. Because such regulations also apply to our competitors, they merely tended to make all participants in the industry less effective, rather than affecting our competitive business posture.

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As a result of the filing of a registration statement on Commission Form 10-SB, we are subject to applicable provisions of federal and state securities laws, especially with reference to periodic reporting requirements. In addition, our operations are subject to regulations normally incident to business operations (e.g., occupational safety and health acts, workers' compensation statutes, unemployment insurance legislation, and income tax and social security related regulations). Other than those regulations, we do not anticipate that our operations will be subjected to any special regulatory requirements.

Our former operations were subject to various federal, state and local laws and regulations affecting operations, including those relating to the use of video and arcade games, the preparation and sale of food and beverages and those relating to building and zoning requirements. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Formerly, we were subject to federal and state franchise, licensing and business opportunity sale regulations.

Estimate of the Amount Spent During Each of the Last Two Fiscal Years on Research and Development Activities, and if Applicable the Extent to Which the Cost of Such Activities is Borne Directly by Customers During the last two years, we did not expend any funds in research and development activities. Such expenses, if incurred in the future, will be passed along to clients indirectly in the form of components of the Company's pricing decisions.

Costs and Effects of Compliance with Environmental Laws (Federal, State or
Local)

To the best of management's knowledge, the Company has not and will not be required to directly incur material expenses in conjunction with federal, state or local environmental regulations; however, like all other companies, there are many incalculable indirect expenses associated with compliance by other entities that affect the prices paid by the Company for goods and services.

Number of Total Employees and Number of Full Time Employees

The Company currently has two full time employees (including its president) and also retains a part-time chief financial officer. It does not anticipate hiring any other full time employees, other than administrative personnel required for bookkeeping purposes, and management personnel required to coordinate and supervise its independent contractor consultants. All other personnel will be retained on an as needed, project by project, part time basis as independent contractors. Pop Starz currently employs its president on a full time basis at an annual salary of $75,000. Through September 30, 2004, she has accrued $200,000 in salary.

Instructors for the recreational and exercise session are independent contractors and are paid between $25 and $50 per session. The instructors for the production troupe and performance level are paid $50 per hour. Pop Starz also retains celebrity choreographers for special projects and fees paid celebrity choreographers are negotiated on a case by case basis.

Management is of the opinion that required employees and contractors are readily available at competitive prices. The Company has no union labor contracts.

RISK FACTORS

THE SECURITIES OFFERED ARE HIGHLY SPECULATIVE. YOU SHOULD PURCHASE THEM ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT IN US. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION IN THIS PROSPECTUS.

INVESTORS SHOULD ASSUME THAT, EVEN IF NOT SPECIFICALLY STATED WITHIN THIS DOCUMENT, IF ANY OF THE FOLLOWING RISKS ACTUALLY MATERIALIZE, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF FUTURE OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR OPERATIONS HAVE HISTORICALLY LOST MONEY AND LOSSES MAY CONTINUE IN THE
FUTURE.

We have a history of operating losses. We have incurred an operating loss since inception and had an accumulated deficit as of December 31, 2003 of $(313,543) and an accumulated deficit of $(264,551) as of September 30, 2004. We incurred a net loss of $(141,535) or $ (0.09) per share for the year ended December 31, 2003. For the nine months ended September 30, 2004 we reported net income of $48,992 or earnings per share of $.03. This change in profitability was due solely to our recognizing income as a result of forgiveness of indebtedness due Explorations Group. Had we not recognized forgiveness of indebtedness income, our losses for the nine months ended September 30, 2004 would have totaled $(145,196) and we would have incurred a loss per share of $(0.10). Future losses are likely to continue unless we can expand our operating base. No assurances can be given that we will be successful in reaching or maintaining profitable operations. If we are not successful in reaching and maintaining profitable operations we may not be able to attract sufficient capital to continue our operations. Our inability to obtain adequate financing will result in the need to curtail business operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FINANCE OPERATIONS

We will need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, external financing may be required to cover our operating costs. To raise additional capital , we may sell additional equity securities, accept debt financing, or obtain financing through a bank or other entity. There is no limit to the amount of debt financing we may incur nor have we imposed any limit on our debt-to-equity financing. We cannot assure you that financing whether from external sources or related parties will be available if needed or on favorable terms. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations and you could lose your entire investment. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WE COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL

Our success largely depends on the efforts and abilities of Michelle Tucker, our President. The loss of her services could materially harm our business because of the cost and time necessary to recruit and train a replacement. Such a loss would also divert management attention away from operational issues. We do not presently maintain a key-man life insurance policy on Ms. Tucker.

POSSIBLE ISSUANCE OF PREFERRED STOCK

Our Articles of Incorporation authorizes the issuance of up to one million shares of preferred stock, $.001 par value per share ("Preferred Stock"), with designations rights, and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividends, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

WE EXPECT INTENSE COMPETITION IN OUR INDUSTRY

Many of our competitors have significantly greater name recognition and financial and other resources. We cannot assure you that we will succeed in the face of strong competition from gymnasiums, health clubs, fraternal organizations or schools.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS

We have not paid any cash dividends on our capital stock and we anticipate that our future earnings, if any, will be retained for use in the business, or for other corporate purposes. It is not anticipated that any cash dividends on the common stock will be paid in the foreseeable future.

THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK

There is no public market for our common stock. Investors may be required to hold their shares indefinitely. Our common stock is not listed on any exchange. We intend to list our common stock on the Over-the-Counter Bulletin Board. However, there can be no assurance that we will be successful in listing our common stock or if listed, any market will develop for the stock. Lack of a trading market will make it more difficult for us to raise funds through the sale of our common stock or securities convertible into shares of our common stock.

WE MAY BE EXEMPT FROM CERTAIN SARBANES-OXLEY CORPORATE GOVERNANCE RULES

Because over 50% of our common stock is owned or controlled by one individual who is a member of our Board of Directors, we will be exempt from rules that would otherwise require us to have (1) a board of directors at least 50% of whom would be required to be independent, and (2) a nominating , corporate governance and compensation committee, consisting entirely of independent directors. We do not have an independent audit committee. None of our current directors qualify as an independent director for purposes of participation on the audit committee.

The possibility that our board may not establish audit, nominating or compensation committees comprised of independent directors, could result in excessive compensation to our executives, a board of directors dominated by corporate executives and general inattention to corporate governance and financial reporting best practice. Our board is aware of these issues, and intends to develop a more formal governance infrastructure over time if and when, in the judgment of the board, our operations require it.

WE MAY NOT HAVE SUFFICIENT INSURANCE COVERAGE

We carry general liability and product liability with limits of $1 million per occurrence and $2 million in the aggregate. We believe that this insurance coverage is sufficient. However, if a claim is filed in excess of our coverage limits, it is unlikely that we will have sufficient funds to pay any claims. This could force us to terminate operations.

Item 2.  Management's Discussion and Analysis or Plan of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

Overview

Pop Starz is engaged in the business of operating high energy dance training centers, currently concentrating on the musical genre popularly referred to as "Hip Hop." Our ultimate goal is the development and operation of dance and talent development programs (dance, acting and voice) throughout Florida and nationally, combining the functions of traditional dance and exercise facilities with training in modeling, drama and voice development, and providing participants of all ages with an opportunity to participate in professional entertainment opportunities.

Our operations do not rely on fixed centers or personnel; rather, facilities are rented on an hourly basis, as required, and personnel are engaged to teach classes, on an hourly basis, as required. Management believes that such arrangements provide us with the flexibility to maximize the quality and diversity of the services offered while keeping costs carefully contained.

We operate an executive office in Boca Raton which management believes is adequate for its current needs. Facilities to run its classes are leased on an "as needed" basis. We have tried to minimize our overhead while moving forward in developing our business with a minimum of capital. Access to additional development capital, however, could materially increase the speed at which our current business plans could be developed. The bulk of any funds that become available to us through operating income or any other source during the next twelve months will probably be used for marketing and advertising. We have not developed plans to obtain additional capital through sales of our securities. Should we require additional funds, we would likely be limited to loans from shareholders or other affiliates.

Our focus is the expansion of Pop Starz and the possible sale of ancillary items related to its operations. At this time it is not possible to project what income or expenses will result from our activities that are currently underway or the financial benefits to be gained from these activities.

Our only full time employees are our president, Michelle Tucker and an administrative assistant.

We have recently adopted a code of conduct for the operations of our business. We believe that this code of conduct will promote our business dealings with the public in general, govern the activities of our officers and employees with respect to safeguarding corporate assets and dealing fairly with our shareholders.

Plan of Operation

Our long-term development is expected to involve at least three distinct phases, each contingent on the success of the preceding phases. During the initial phase, expected to take up to three years, we intend to establish operations throughout the Florida counties of Dade, Broward and Palm Beach. We are currently offering classes in 14 facilities and are concentrating on providing a complete schedule of classes that are fully enrolled. There are no additional costs involved in filling our current classes other than routine advertising expenses. If additional classes become necessary (which cannot be determined at this time), the only costs involved would be additional hourly facility use fees of up to $50 per hour and fees for any additional instructors ($25-50 per hour). We are concentrating in particular on our dance program. Additionally, we hope to produce a Hip-Hop instructional video and to develop and market clothing, especially dance and exercise-related apparel and accessories, initially for use by our students but eventually for general retail sale. We have not yet begun to implement these enterprises. Accordingly, costs cannot currently be determined.

Predicated on the success of the initial phase, the second phase of our' business development plan is expected to involve development of a licensing program in the State of Florida. Any type of licensing program will be limited to our dance and recreational programs.

The final phase of our business development plan, predicated on success of the second stage, is anticipated to involve expansion of the proposed licensing program on a national basis. Because of the material increase in marketing expenses and the recruitment of prospective licensees as well as the personnel requirements associated with implementation of the second and third stages of our proposed business plans, such plans should be considered highly speculative at this time and costs estimates are not currently available.

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002 and for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003.

Revenues

For the year ended December 31, 2003, we generated revenue of $202,038 from our dance classes and workshops and from the sale of merchandise as compared to $128,283 for the year ended December 31, 2002. However, for the nine months ended September 30, 2004 we had revenues of $140,762 as compared to $148,468 during the corresponding period in 2003. Management believes that if more funds can be devoted to advertising and with more public relation successes such as invitations to perform at half-time shows or at professional sporting events, revenues will increase.

Cost of sales

Cost of sales, which consists of studio rental expenses, supplies and uniforms, instructor fees, printing fees, and other production-related expenses, were 143,223 or 71% of revenues for the year ended December 31, 2003 as compared to $140,465 or 109% or revenues for the year ended December 31, 2002. For the nine months ended September 30, 2004, cost of sales were $101,952 or 72% or revenues as compared to $102,006 or 69% of revenues for the nine months ended September 30, 2003. Our production and workshop costs increased primarily due to an increase in the number of classes that we offer and the need for additional dance instructors. Studio rental fees remained stable as revenues have increased due to increased class enrollment at already established locations. Cost of sales are summarized below:

                                     For the Year    For the Year      For the Nine        For the Nine
                                    Ended December  Ended December     Months Ended        Months Ended
                                       31, 2003        31, 2002     September 30, 2004  September 30, 2003
                                    --------------  --------------  ------------------  ------------------
Dance instruction fees and expenses   $  66,086       $  60,978         $  50,502           $  51,476
Studio rental fees                       44,453          48,653            21,475              35,663
Other production related fees            32,684          30,834            29,975              14,867
                                      ---------       ---------         ---------           ---------

Total cost of sales                   $ 143,223       $ 140,465         $ 101,952           $ 102,006
                                      =========       =========         =========           =========

Operating Expenses

For the year ended December 31, 2003, we incurred advertising expenses of $11,815, as compared to $43,508 in 2002. In 2003, we spent fewer funds on radio and print advertising and focused our efforts on public relations events such as performances at professional sporting events, charity events, and other local events. Additionally, in 2002, we incurred costs related to the production of a promotional video. For the nine months ended September 30, 2004, we incurred advertising expenses of $22,310, as compared to $10,965 for the nine months ended September 30, 2003. In 2004, we increased our advertising budget as expect our advertising budget to remain constant or increase as our classes grow.

For the year ended December 31, 2003, we recorded bad debt expense of $4,000 related to the write off of license fees receivable deemed uncollectible.

For the year ended December 31, 2003, compensation expense totaled $81,676 as compared to $87,530 for the year ended December 31, 2002 and related to the compensation of our president and our administrative staff.

For the year ended December 31, 2003, other selling, general and administrative expense, which consisted primarily of rent, office expenses and supplies, telephone, insurance, depreciation expense, and other expenses amounted to $64,832 as compared to $34,543 for the year ended December 31, 2002, an increase of $30,289. For the nine months ended September 30, 2004, other selling, general and administrative expense amounted to $54,373 as compared to $48,053 for the nine months ended September 30, 2003, an increase of $6,163.

For the year ended December 31, 2003, professional fees expense amounted to $40,461 as compares to $5,213 for the year ended December 31, 2002, an increase of $35,248. For the nine months ended September 30, 2004, professional fees expense amounted to $31,729 as compares to $33,338 for the nine months ended September 30, 2003, a decrease of $1,609. Substantially all of these fees are attributable to legal fees incurred due to our continuing lawsuit against Suzanne Stone (individually) and Hip Hop Kidz, Inc.

For the year ended December 31, 2003, other income amounted to $2,434 as compared to $10,968 for the year ended December 31, 2002. For the nine months ended September 30, 2004, other income amounted to $35 as compared to $2,434 for the nine months ended September 30, 2003. Other income was attributable to the reduction of accounts payable that have passed the statute of limitations and is deemed forgiven.

For the nine months ended September 30, 2004, in conjunction with the transaction with Parking Pro, Inc., a third party, we recorded forgiveness of debt income of $194,188 due the cancellation of debt incurred to our former parent company prior to our spin-off.

For the nine months ended September 30, 2004, we incurred interest expense of $538 in connection with advanced made by related parties.

For the year ended December 31, 2003 and 2002, we reported net losses of $(141,535) and $(172,008), respectively. This represents a per share loss of $(0.04) and $(0.05) for the year ended December 31, 2003 and 2002, respectively. For the nine months ended September 30, 2004, we reported net income of $48,992 as compared to a net loss of $(105,982) for the nine months ended September 30, 2003. This represents a per share income (loss) of $0.01 and $(0.03) for the nines months ended September 30, 2004 and 2003, respectively.

Liquidity and Capital Resources

As of December 31, 2003 we had cash and total assets of $13,536 and total current liabilities of $325,579 which sum includes $171,474 due a related party and $143,750 in accrued compensation - officer. We have a negative net worth of $312,043 and our auditors, in their opinion have expressed concern of our ability to continue as a going concern. Our balance sheet as of September 30, 2004 (unaudited) indicates total assets of $26,076 and total current liabilities of $288,970 which includes $200,000 in accrued compensation to our officer and $47,706 due to related parties

As of September 30, 2004, $200,000 of our accrued compensation represents monies due and owing our president, Ms. Tucker. Ms. Tucker has advised the Board that while she can not continue to accrue her salary indefinitely, she will continue to accrue her salary until such time as there is sufficient cash flow from operations. As to the $47,706 due to affiliates, no demands for payment have been made and we expect that the creditor will continue to accrue all amounts due and owing.

Because of our limited cash position, we will seek to limit capital expenses associated with our dance and recreational programs by holding them at facilities owned and operated by reputable health and fitness facilities.

We use available finances to fund ongoing operations. Funds will be used for general and administrative expenses, website maintenance and development, marketing and expenses related to the filing and preparation of our SEC filings.

Management believes that cash flow generated from operations will be sufficient to implement the initial phase of our business development plan, without required outside debt or equity funding. To the extent that cash flows are not sufficient to fund ongoing operations, we will have to look to management or their affiliates to continue to loan us money to meet ongoing. We can not assure you however, that said financing will be available if and when required.

Off Balance Sheet Arrangements:  We have no off-balance sheet arrangements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission this Form 10-SB registration statement, including exhibits, under the Securities Act. You may read and copy all or any portion of this registration statement or any reports, statements or other information in the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet website is http://www.sec.gov.

Prior to the filing of this registration statement of Form 10-SB, we were not subject to the reporting requirements of the Section 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of this registration statement, we will file annual reports on Form 10-KSB, which will include audited financial statements, quarterly reports on Form 10-QSB, current reports on Form 8-k, and amendments to those reports. Such reports, as well as any other reports filed, will be available free of charge to our shareholders.

We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our shareholders upon request with quarterly reports for the for the first three quarters of each year containing unaudited financial statements.

Item 3.  Description of Property

In October 2003, we entered into a three year noncancellable operating lease for office space in Boca Raton, Florida. The facility is approximately one thousand square feet in size. We pay approximately $1,506 plus tax to rent this facility and incur annual rate increases. Pursuant to an oral agreement, we sublease one half of the leased premises to Blue Lake Capital, Corp., a Florida corporation whose president is Michelle Tucker. All rental charges are split on a 50/50 basis between Pop Starz and Blue Lake. Blue Lake pays its portion of the rent directly to the Landlord. We offset this amount paid by Blue Lake on our financial statements by indicating a reduced rental expense. We believe that this space is sufficient to meet our administrative needs for the remainder of the lease term.. Our addresses, telephone and facsimile is as follows: 1801 Clint Moore Road, Suite 108, Boca Raton, Florida 33487; telephone number (561) 997-1188; facsimile number (561) 988-1139.

Investment Policies

The Company does not currently have any investments in real estate and has no plans to make any such investments in the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

(a) Certain Beneficial Owners. The following table provides information regarding beneficial ownership of our common stock as of November 12, 2004 by:

      - each person who beneficially owns more than 5% of all outstanding shares of common stock
      -  each of our directors and executive officers; and
      -  all of our executive officers as a group.

Except as may be noted otherwise, to our knowledge, all persons listed below have sole voting power and investment power and records and beneficial ownership of their shares, except to the extent that authority may be shared by spouses under applicable law;

The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Securities Act of 1934 (the "Exchange Act"). In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that would become exercisable within one year are considered outstanding. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 3,676,200 shares of common stock outstanding as of October 31, 2004.

As of October 31, 2004, there were 75 holders of record of our common stock.

                 Name and address              Amount and Nature of   Percent of
 Title of Class  Of Beneficial Owner           Beneficial Ownership   Class
 --------------  -------------------           --------------------   ----------
 Common Stock    Michelle Tucker                    2,156,203 (1)       58.65%
                 1801 Clint Moore Road
                 Suite 108
                 Boca Raton, FL 33487

 Common Stock    Jeffrey Klein                        183,083 (2)        4.98%
                 2600 North Military Trail
                 Suite 270
                 Boca Raton, FL 33431

 Common Stock    Adam Wasserman                        61,289 (3)        1.67%
                 1801 Clint Moore Road
                 Suite 108
                 Boca Raton, FL 33487

 Common Stock    Calvo Family Spendthrift Trust       573,620 (4)       15.60%
                 1941 SE 51st Terrace
                 Ocala, FL 33471

(b) Security Ownership of Management

The following table provides information regarding beneficial ownership of our common stock by our Management as of October 31, 2004:

 Name                              Number of Shares            Percent of Class
 ----                              ----------------            ----------------
 Michelle Tucker                     2,156,203 (1)                  58.65%

 Jeffrey Klein                         183,083 (2)                   4.98%

 Adam Wasserman                         61,289 (3)                   1.67%

 All Officers and Directors          2,400,575                      65.30%
 As a Group  (Three Members)

Footnotes to Tables A and B.

   (1) Includes 583,475 shares held individually, 1,384,894 shares held by the Tucker Family Spendthrift Trust and 200,000 shares owned by Blue Lake Capital Corp. The Tucker Family Spendthrift Trust has as its beneficiaries Michelle Tucker, her husband Leonard M. Tucker, and Shayna and Montana, their minor daughters. Michelle and Leonard M. Tucker are the co-trustees who jointly hold voting and investment power for the shares owned by the Trust. Blue Lake Capital Corp. is a Florida corporation. Michelle Tucker serves as the president of Blue Lake. Includes 3,334 shares due Ms. Tucker for her services as a director for the period September 10, 2004 and ending September 30, 2004. Beginning in October 2004, Ms. Tucker will be issued 5,000 shares per month for services as a member of our Board of Directors, which are included for October 2004.

   (2) Includes 3,333 shares due Mr. Klein for his services as a director for the period September 10, 2004 and ending September 30, 2004. Beginning in October 2004, Mr. Klein will be issued 5,000 shares per month for services as a member of our Board of Directors, which are included for October 2004.

   (3) Beginning in October 2004, Mr. Wasserman will be issued 5,000 shares per month for serving as the Company's chief financial officer.

   (4) These shares were issued to the Calvo Family Spendthrift Trust by virtue of the Trust's ownership of Explorations common stock and the trust's ownership of preferred shares of Explorations.

(c) Change In Control

We are not aware of any arrangements the operation or execution of which may at a subsequent time result in a change of control.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Our directors and executive officers, their present positions, and their ages are as follows:

 Name                             Age                 Position
 ----                             ---                 --------
 Michelle Tucker                  45       Chairperson/President/Chief Executive
                                           Officer/Treasurer

 Jeffrey Klein                    49       Secretary/Director

 Adam Wasserman                   40       Chief Financial Officer


MICHELLE TUCKER, DIRECTOR (CHAIR), PRESIDENT AND CHIEF EXECUTIVE OFFICER

Michelle Tucker, until October 1, 2004, Ms. Tucker has served as our sole officer and director since we were incorporated in October 1996. Until, September 2004, she served as president, director and chief executive officer of Explorations Group, Inc., a publicly traded company that until its recent reorganization served as a holding company for Pop Starz. Prior to founding Pop Starz, Mrs. Tucker provided volunteer services to the community such as working with the crisis line at the Shelter Home for Abused Women and various other community programs. Mrs. Tucker received a Bachelor of Science Degree in Criminal Justice from the University of Florida in 1979. From 1984 to 1986, Mrs. Tucker continued her education toward a Masters Degree by attending Florida Atlantic University and Florida International University.

ADAM WASSERMAN, CHIEF FINANCIAL OFFICER AND CONTROLLER

Adam Wasserman was elected as our chief financial officer and controller in October 2004. Prior thereto, from July 2002 until September 2004, he held similar positions with Explorations Group, Inc. From March 2002 until September 2004, he served as Chief Financial Officer and Controller for Colmena Corp., a publicly held Delaware corporation. Mr. Wasserman holds the degree of Bachelor of Administration from the State University of New York at Albany. He is a Certified Public Accountant (New York), and a member of The American Institute of Certified Public Accountant. Mr. Wasserman currently serves as the chief executive officer and director of CFO Oncall, Inc., a firm specializing in financial consulting services that he founded in 1999, which is located in Weston, Florida. From 1991 to 1999, he was an audit manager at American Express Tax & Business in Fort Lauderdale, Florida, where he served as an outsourced CFO and advisor to a diversified clientele in the technology, medical, retail, and service industries in both the private and public sectors. Mr. Wasserman has also served with Deloitte & Touche, LLP in New York City, where he conducted audits of public and private companies, tax preparation and planning, management consulting, and systems design. He currently serves as the Treasurer of Gold Coast Venture Capital Association, was a former officer of Toastmasters International, and is a member of the Florida Venture Forum, and Weston Chamber of Commerce.

JEFFREY KLEIN, DIRECTOR/SECRETARY

Jeffrey Klein was appointed a director in October 2004. Prior thereto, from January 2003, he held a similar position with Explorations Group, Inc. and continues to maintain that position. He is a partner with the Boca Raton, Florida based law firm of Newman, Pollock & Klein, LLP. Prior to joining Newman, Pollock & Klein, Mr. Klein, from 1990 worked as a practicing attorney in Boca Raton, Florida for the law firm of Jeffrey G. Klein, P.A., a firm concentrating in corporate, transactional and securities matters. Mr. Klein has also worked as general counsel for several private and public companies including Bernard Haldane Associates, Inc., a nationwide organization offering clients career consulting services. Mr. Klein received his Bachelor of Arts from Boston University in 1977. He received his J.D. degree from the University of Pittsburgh in 1980 and earned a Masters degree in Business Administration in 1981 from the University of Pittsburgh.

         During the past five years none of the officers or directors named above have been involved in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer

         (2) Any conviction in a criminal proceeding or being subject to any criminal proceedings (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activity; and

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodities Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Other Significant Employees.

None.

Item 6.  Executive Compensation

(b) SUMMARY COMPENSATION TABLE

               ANNUAL COMPENSATION                         LONG TERM COMPENSATION AWARDS
 -----------------------------------------------  --------------------------------------------------
                                                                 (g)
 (a)        (b)   (c)         (d)    (e)           (f)           Securities    (h)      (i)
 Name and                            Other Annual  Restricted    Underlying    LTIP     All other
 Principal        Salary      Bonus  Compensation  Stock Awards  Options/SARs  Payouts  Compensation
 Position   Year  ($)         ($)    ($)           ($)           (#)           ($)      ($)
 --------   ----  ----------  -----  ------------  ------------  ------------  -------  ------------
 Michelle   2002  $75,000(1)   -0-       -0-           -0-            -0-        -0-    -0-
 Tucker     2003  $75,000(1)   -0-       -0-           -0-            -0-        -0-    -0-
 (1)(2)

 Jeffrey    2002     -0-       -0-       -0-           -0-            -0-        -0-    -0-
 Klein(2)   2003     -0-       -0-       -0-           -0-            -0-        -0-    -0-

 Adam       2002     -0-       -0-       -0-           -0-            -0-        -0-    -0-
 Wasserman  2003     -0-       -0-       -0-           -0-            -0-        -0-    -0-
 (3)

 ----------
 (1) Ms. Tucker has accrued all salaries to date.
 (2) Commencing September 10, 2004, both Ms. Tucker and Mr. Klein will receive 5,000 shares per month in consideration for their services on the Board of Directors.
 (3) Beginning October 1, 2004, Mr. Wasserman will receive 5,000 shares per month in his capacity as chief financial officer for the company.

Employment Agreements:

We have an employment agreement with Ms. Tucker which provides for an annual compensation of $75,000 per year. She has accrued a total of $200,000 in salary through September 30, 2004. We anticipate that Ms. Tucker will continue, but is not required, to accrue her salary until such time as the Company's generates sufficient cash flow.

Beginning October 1, 2004 we have agreed to pay Adam Wasserman a total of 5,000 shares per month to serve as our chief financial officer.

We have not paid any compensation to our directors in their capacity as a director. However, beginning September 10, 2004 we have agreed to compensate our directors for their services as directors with the issuance of 5, 000 shares of our common stock. Said shares to be issued monthly and shall continue for so long as the individual remains on the Board of Directors or until the compensation policy is changed by the Board.

(c) Options/SAR GRANT

We have not granted any options or stock appreciation rights.

(d) Aggregated Options/SAR Exercises

None.

(e) Long-Term Incentive Plans

None.

Item 7.  Certain Relationships and Related Transactions

Transactions with Directors, Nominees for Election as a Director, Executive Officers, Ten Percent Stockholders or Their Immediate Families

During the period starting on January 1, 2003 and ending on September 30, 2004 the Company was a party to the following transactions with:

      *  a director or executive officer of the Company,

      *  a nominee for election as a director,

      * a beneficial owner of ten percent or more of the Company's Common Stock, or

      * any member of the immediate family of any of the foregoing had or will have a direct or indirect interest, and did not involve: rates or charges determined by competitive bids; services at rates or charges fixed by law or governmental authority; services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services:

We have entered into an employment agreement with our president which provides in part for us to pay Ms. Tucker the sum of $75,000 per year. Also, effective September 10, 2004, she will also receive 5,000 shares of our common stock for serving on our Board of Directors.

Jeffrey Klein, our secretary and director is a member of the Law Firm of Newman, Pollock & Klein. We will be compensating Mr. Klein the sum of $10,000 in consideration for his preparation of this Registration Statement. We have also issued Mr. Klein 150,000 shares of our common stock as additional consideration for the preparation of this registration statement. Also, effective, September 10, 2004, Mr. Klein will also receive 5,000 shares of our common stock for serving on our Board of Directors.

Adam Wasserman performs accounting services for us. He is compensated on an hourly basis for these services. Since January 1, 2004 we have paid Mr. Wasserman a total of $5,779. We believe that these services our outside of the scope of his responsibilities as our chief financial officer. Beginning October 1, 2004, Mr. Wasserman receives 5,000 shares per month in consideration for serving as our chief executive officer. He will also receive additional compensation based on the services he provides. Mr. Wasserman provides these services to us at a reduced hourly fee.

Blue Lake Capital subleases office space from us and pays approximately $750 per month directly to the landlord.

On November 15, 2004 we entered into two separate Revolving Lines of Credit with Blue Lake Capital Corp. and The Tucker Family Spendthrift Trust (the "Lenders"). Each Lender has agreed to advance us up to $50,000 each pursuant to each Line of Credit. We must pay interest on the outstanding loan balance under the line at the rate of six percent (6%) per annum. Each Lender has the right to demand repayment of the Line at any time. In order to induce the Lenders to provide us with these Revolving Lines of Credit, we were obligated to pledge all of our assets as security for the repayment of the obligation. If either Lender should demand repayment, or we are unable to repay all sums advanced within the prescribed time period, we risk the loss of all of our assets. We believe that the terms and conditions of this Line of Credit are no less favorable than what we could have secured from an independent third party.

As a result of the new credit lines, all outstanding loans due either Blue Lake or Tucker Family Spendthrift Trust have been cancelled and all amounts due there under have been assigned to the respective lines. The Tucker Family Spendthrift Trust has as its beneficiaries Michelle Tucker, her husband Leonard M. Tucker, and Shayna and Montana, their minor daughters. Michelle and Leonard M. Tucker are the co-trustees who jointly hold voting and investment power for the Trust.

Blue Lake Capital Corp. is a Florida corporation. Michelle Tucker serves as the president of Blue Lake.

(c) Parents of the Company.

As defined in Rule 405 of Commission Regulation C, a "parent" of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries. The same rule defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Based on such definitions, Mrs. Tucker is the Company's promoter and parent. Mrs. Tucker and her affiliates should be deemed as the control persons of the Company.

(d) Transactions with Promoters

Not applicable.

Item 8.  Description of Securities

COMMON STOCK

Our Articles of Incorporation authorize the issuance of 20 million shares of common stock, $.001 par value per share. Of this amount, through October 31, 2004, 3,676,200 are currently issued and outstanding. The following description is a summary of our capital stock and contains the material terms of the capital stock. Additional information can be found in our Articles of Incorporation and Bylaws.

Each holder of our common stock is entitled to one vote per share of common stock outstanding in such holder's name on our records on each matter submitted to a vote of our stockholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. Holders of our common stock are entitled to equal dividends and distributions, per share, when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have preemptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders, if any, are paid.

PREFERRED STOCK

Our Articles of Incorporation authorize the issuance of one million Shares of preferred stock, $.001 par value per share. None of the shares of Preferred Stock are issued and outstanding.

Our Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. We consider it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financing and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in our Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to our common stock or any other series of preferred stock which we may issue. Our Board of Directors may issue additional preferred stock in future financing, but has no current plans to do so at this time.

The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We intend to furnish holders of our common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

WARRANTS AND OPTIONS

We do not have any warrants or options outstanding.

TRANSFER AGENT

The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc. located at 7130 Nob Hill Road, Tamarac, Florida 33321. Their telephone umber is 954-726-4954.

PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Stockholder Matters

(a) Market Information:

There is no public market for our shares of common stock. No market exists for our securities and there is no assurance that a regular market will develop or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell our common stock should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our common stock.

If a trading market develops in our common stock, it is likely that our common stock will not reach or maintain a price of $5.00 per share. As a result, our common will be deemed a penny stock. Penny stocks are securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in said securities is provided by the exchange or system. Our common stock will likely be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent prior to the purchase. Additionally, for any securities involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker and the registered representative and current quotations for the securities. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our common stock and may have the effect of reducing the level of trading in our common stock. delivery of a prospectus

All of our issued and outstanding shares of common stock are restricted securities for sale under Rule 144. Restricted securities may not be sold except pursuant to an effective registration statement filed by Pop Starz or an applicable exemption from registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Act. In general, under Rule 144 all persons (or persons whose shares are required to be aggregated) who have beneficially owned restricted shares for at lease one year and persons who are affiliates of the Company, would be entitled to sell in the open market within any three month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the then outstanding shares of the Company common stock; or (ii) the average weekly trading volume of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to manner of sale, notice requirements and availability of current public information about the Company. Persons who are not, and/or in the preceding three months have not been, affiliates of the company and who have held their restricted shares for at least two years are entitled to sell their shares under Rule 144 without regard to any of the foregoing provisions.

Since our shareholders received their shares as a result of their ownership of shares of common stock in Explorations Group, Inc., shareholders will be permitted to tack the holding period of their security interest in Explorations Group with their holding period in Pop Starz in order to satisfy the holding period requirement of Rule 144. Shareholders entitled to rely on Rule 144(k) will be issued their shares without any type of restrictive legend..

(B) Holders.

There are approximately seventy five (75) holders of record of our common stock.

(C) Dividends:

We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board may deem relevant.

(D) Securities authorized for issuance under equity compensation plans.

We have not established any type of equity compensation plan. However, we have agreed to pay our directors on a monthly basis, 5,000 shares of our common stock in consideration for their serving on the Board. In addition, our chief financial officer will be issued 5,000 shares per month in consideration for serving in that capacity.

ITEM 2.  LEGAL PROCEEDINGS.

On or about May 24, 2002, Pop Starz and Mrs. Tucker (individually), filed a complaint in the Circuit Court for Palm Beach County, Florida, (Case No. CA 02-06234A) against Suzanne Stone (individually) and Hip Hop Kidz, Inc. The original complaint has been amended and alleges one count for slander - based on statements made by defendant Stone individually and in her capacity as president of Hip Hop Kidz, Inc., which operates a business similar to Pop Starz. The complaint seeks compensatory and punitive damages against the defendants jointly and severally in an amount to be established at trial, and contains a jury demand. The defendants have filed an answer denying the material allegations of the complaint and asserting various affirmative defenses.

In May 2003, Suzanne Stone filed an action in the United States District Court for the Southern District of Florida (case No. 03-80339) against Pop Starz, Inc., Michelle Tucker and her husband. The complaint alleges violation of anticybersquatting Consumer Protection Act for misappropriating the domain name, hiphopkidz.com, tortuous interference with an advantageous business relationship and violation of Florida's Deceptive and Unfair Trade Practices Act Management believes that they have meritorious defenses to the allegations contained in the complaint. Further proceedings in this action were staid pending resolution of the state court proceeding involving Pop Starz and Hip Hop Kidz and Suzanne Stone. The Court has however, administratively closed the case and either party has the right to reopen the proceedings at any time.

Item 3.  Changes in and Disagreements with Accountants

None.

Audit Committee Report

We do not have an independent audit committee. However, our entire Board of Directors has reviewed and discussed the audited financial statements for the years ended December 31, 2003 and 2002 and the interim periods and the Board has taken such steps as deemed necessary to insure that the Company has discussed with its independent auditors the matters required by SAS 61. Our entire Board has received and reviewed the written disclosures and the letter for our independent accountants.

Item 4.  Recent Sales of Unregistered Securities

In September 2004, Explorations Group, Inc., the former parent and sole shareholder of our company closed on a reorganization agreement with Parking Pro, Inc. and its shareholders which provided in part that within 30 days following the closing, Explorations would spin-off to its common stock shareholders, and those entitled to dividends as if a common stockholder of Explorations shares, on a pro-rata basis shares of Pop Starz common stock, issuing an aggregate of 3,504,533 common shares. The distribution was made to all Explorations shareholders of record as of the close of business on the day preceding the Closing (subject to adjustment for any shareholder whose name appears on the stock transfer records solely by virtue of the agreements with Parking Pro). The effective date of the spin-off was the close of business on September 30, 2004.

Explorations did not retain any share ownership of Pop Starz and the Pop Starz shareholders were not required to tender any type of consideration in order to receive any of our shares of common stock. Pop Starz has been a wholly owned subsidiary of Explorations since 1996. The decision to spin-off Pop Starz was based on the decision of the respective Boards of Directors that both companies would be better served if each moved forward independently. That there would be little or no synergy between operations of a Hip Hop dance company in south Florida and a company operating parking facilities in the New York Metropolitan area. Explorations Group shareholders received one share of common stock in Pop Starz for each share of stock which they owned in Explorations.

The distribution of our shares did not constitute a "sale" within the meaning of
Section 2(3) of the Securities Act because there was no distribution of securities for value by Explorations and no new investment decision by holders of our common shares was required. Our shareholders did not provide Explorations with any consideration for the receipt of the shares.

Beginning September 10, 2004, we will issue our directors a total of 5,000 shares per month in consideration for their services on our Board of Directors. In addition, commencing October 1, 2004, we will issue 5,000 shares of our common stock to Adam Wasserman in consideration for his services as our chief financial officer.

In October 2004, we issued Jeffrey Klein 150,000 shares of our common stock in partial consideration for the preparation of this Registration Statement.

Item 5.  Indemnification of Officers and Directors

Our bylaws permit us to indemnify our directors to the maximum extent permitted by statute We will indemnify our directors, officers, employees and agents against liabilities and reasonable expenses (including attorneys' fees) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of ours, , if such person acted in good faith and reasonably believed that his conduct in his official capacity with us was in our best interests, and in all other cases in which the conduct was at least not opposed to our best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe his conduct was unlawful. We may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of the Corporation if such person is adjudged liable to us, or in a proceeding in which such person is adjudged liable for receipt of an improper personal benefit. We are required to indemnify a director or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding. The foregoing indemnification is not exclusive of any other rights to which those indemnified party may be entitled under applicable law, our Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. Our s Articles of Incorporation and Bylaws generally provide for indemnification of directors, officers, employees and agents to the fullest extent allowed by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

FINANCIAL STATEMENTS

Our financial statements are filed as part of this registration statement and are filed as a part hereof commencing on page F-1.

PART III.

INDEX TO EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  3.(i).1 Articles of Incorporation filed with the Florida Secretary of State October 28, 1996

  3.(i).2 Articles of Amendment to the Articles of Incorporation filed March 1, 2001

  3.(1).3 Articles of Amendment to the Articles of Incorporation filed February 8, 2002

  3.(1).4 Articles of Amendment to the Articles of Incorporation filed August 2, 2004

  3.(ii).1        Bylaws of Pop Starz

  3.(ii).2        State of Florida Trademark filed March 29, 2002 for Pop Starz

  3.(ii).3 Federal Trademark filed with the United States Patent and Trademark Office dated April 22, 2002

  10.1 Reorganization Agreement between Explorations Group, Inc, Parking Pro, Inc. and the Shareholders of Parking Pro

  10.2            Amended to Reorganization Agreement

  10.3 Employment Agreement between the Company and Michelle Tucker dated January 25, 2002

  10.4 Revolving Line of Credit between Tucker Family Spendthrift Trust and Pop Starz Inc. dated November 15, 2004

  10.5 Revolving Line of Credit between Blue Lake Capital Corp. and Pop Starz Inc. dated November 15, 2004

                                 POP STARZ, INC.

                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                           SEPTEMBER 30, 2004 AND 2003




                                    CONTENTS



                                                                         Page(s)
                                                                         -------
Financial Statements:

     Balance Sheet (Unaudited)                                               F-2

     Statements of Operations (Unaudited)                                    F-3

     Statements of Cash Flows (Unaudited)                                    F-4

Notes to Financial Statements                                         F-5 - F-10

                                 POP STARZ, INC.
                                  Balance Sheet
                               September 30, 2004
                                   (Unaudited)

                                     ASSETS

Current Assets
  Cash .............................................................  $   7,938
  Prepaid Expenses .................................................     10,674
                                                                      ---------

Total Current Assets ...............................................     18,612

Property and equipment, net of accumulated depreciation of $5,196 ..      7,464
                                                                      ---------

TOTAL ASSETS .......................................................  $  26,076
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Due to related parties ...........................................  $  47,706
  Accounts payable .................................................      7,590
  Accrued expenses .................................................      8,507
  Accrued compensation - officer ...................................    200,000
  Deferred revenue .................................................     25,167
                                                                      ---------

TOTAL CURRENT LIABILITIES ..........................................    288,970
                                                                      ---------

Commitments and contingencies (Note 2)

STOCKHOLDERS' DEFICIT
  Preferred Stock ($0.001 Par Value; 1,000,000 Shares Authorized;
    No Shares Issued and Outstanding) ..............................          -
  Common stock ($0.001 par value, 20,000,000 shares authorized,
    3,504,533 shares issued and outstanding) .......................      3,505
  Common stock issuable (156,667 shares) ...........................        157
  Paid in capital ..................................................     (2,005)
  Accumulated deficit ..............................................   (264,551)
                                                                      ---------

TOTAL STOCKHOLDERS' DEFICIT ........................................   (262,894)
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ........................  $  26,076
                                                                      =========

                 See accompanying notes to financial statements

                                 POP STARZ, INC.
                            Statements of Operations
                                   (Unaudited)

                                                     For the Nine Months Ended
                                                            September 30,
                                                     --------------------------
                                                         2004           2003
                                                     -----------    -----------

REVENUES .........................................   $   140,762    $   148,468

COST OF SALES ....................................       101,952        102,006
                                                     -----------    -----------

GROSS PROFIT .....................................        38,810         46,462
                                                     -----------    -----------

OPERATING EXPENSES
  Advertising ....................................        22,310         10,965
  Compensation ...................................        75,091         62,522
  Other selling, general and administrative ......        54,373         48,053
  Professional fees ..............................        31,729         33,338
                                                     -----------    -----------

Total Operating Expenses .........................       183,503        154,878
                                                     -----------    -----------

Loss from operations .............................      (144,693)      (108,416)

OTHER INCOME (EXPENSE)
    Other income .................................            35          2,434
    Forgiveness of debt ..........................       194,188              -
    Interest expense .............................          (538)             -
                                                     -----------    -----------

Total Other Income, net ..........................       193,685          2,434
                                                     -----------    -----------

NET INCOME (LOSS) ................................   $    48,992    $  (105,982)
                                                     ===========    ===========

Net income (loss) per share - basic and diluted ..   $      0.01    $     (0.03)
                                                     ===========    ===========

Weighted average number of shares outstanding
during the period - basic and diluted ............     3,504,533      3,504,533
                                                     ===========    ===========

                 See accompanying notes to financial statements

                                 POP STARZ, INC.
                            Statements of Cash Flows
                                   (Unaudited)

                                                          For the Nine Months
                                                          Ended September 30,
                                                        -----------------------
                                                           2004          2003
                                                        ---------     ---------

Cash Flows From Operating Activities:
Net income (loss) ..................................    $  48,992     $(105,982)
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
      Depreciation .................................        1,140         1,280
      Forgiveness of debt ..........................     (194,188)            -
      Stock-based compensation .....................          157             -

Changes in assets and liabilities:
  Accounts receivable ..............................          699        (1,414)
  Prepaid expenses .................................      (10,674)            -
  Customer deposits ................................         (595)            -
  Accounts payable .................................          104        (7,192)
  Accrued expenses .................................        7,900           (56)
  Accrued compensation - officer ...................       56,250        56,250
  Unearned revenue .................................       23,500         1,925
                                                        ---------     ---------

Net Cash Used In Operating Activities ..............      (66,715)      (55,189)
                                                        ---------     ---------

Cash Flows from Financing Activities:
  Advances from related parties ....................       70,420        63,805
                                                        ---------     ---------

Net Cash Provided By Financing Activities ..........       70,420        63,805
                                                        ---------     ---------

Net Increase in Cash ...............................        3,705         8,616

Cash - Beginning of Year ...........................        4,233         2,285
                                                        ---------     ---------

Cash - End of Period ...............................    $   7,938     $  10,901
                                                        =========     =========

Cash Paid During the Period for:
    Income Taxes ...................................    $       -     $       -
                                                        =========     =========
    Interest .......................................    $       -     $       -
                                                        =========     =========

                 See accompanying notes to financial statements

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) NATURE OF OPERATIONS AND BASIS OF PRESENTATION

         In January 2002, the Company changed its strategy to the "Pop Starz" concept of providing dance classes, modeling, and talent management. In February 2002, Explorations Entertainment & Education, Inc. changed its name to Pop Starz, Inc. (the "Company"). Pop Starz, Inc. ("The Company") is a wholly-owned subsidiary of Explorations Group, Inc., a publicly held company ("Explorations").

         On September 9, 2004, Explorations acquired all of the issued and outstanding stock of Parking Pro, Inc., a New York corporation ("Parking Pro"). Effective September 30, 2004, Explorations spun-off its stock in the Company to all Explorations common shareholders, and those entitled to dividends as if a common shareholder, of record as of the close of business on the day preceding the Closing (September 8, 2004), issuing an aggregate of 3,504,533 common shares of the Company. The issuance of these was treated by the Company as a recapitalization. Accordingly, the financials statements have been retroactively restated to reflect the recapitalization for the periods presented. Upon the spin-off, all liabilities owed to Explorations by the Company were cancelled.

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying financial statements for the interim periods are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the financial statements for the year ended December 31, 2003 and 2002 and notes as filed herein. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results for the full fiscal year ending December 31, 2004.

         (B) USE OF ESTIMATES

         In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

         Significant estimates in 2004 and 2003 include an estimate of the deferred tax asset valuation allowance, allowance for doubtful accounts on accounts receivables, and depreciable lives on property and equipment.

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (C) STOCK BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. At September 30, 2004 and 2003, there was no stock-based employee compensation recorded.

         (D) LOSS PER SHARE

         Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock, such as convertible notes, were exercised or converted into common stock. At September 30, 2004 and 2003, there were no common stock equivalents outstanding, which may dilute future earnings per share.

         (E) REVENUE RECOGNITION

         The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin 104 for revenue recognition. In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The Company nets sales discounts against related revenues. During 2004 and 2003, the Company had two sources of revenues; the classes, and merchandise and special events offered by the Company. Additionally, in 2003, the Company had earnings from a license fee.

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (E) REVENUE RECOGNITION (CONTINUED)

         The following policies reflect specific criteria for the various revenues streams of the Company:

                  (1)  POP STARZ, INC. CLASSES

                  Revenues are recognized pro rata over the number of classes in a class term. The term of a class is approximately two months. Student payments are required to be paid in full prior to the start of a term and are deferred until earned. Such unearned payments are shown as a deferred revenue liability on the accompanying balance sheet.

                  (2)  MERCHANDISE AND SPECIAL EVENTS

                  Merchandise revenues are recognized upon delivery of the product. Special events revenue which includes such activities as birthday parties, field trips, corporate events, etc. are recognized as earned upon completion of services.

                  (3)  LICENSE FEES

                  The Company licensed the Pop Starz, Inc. concept to an unrelated party. Revenues are earned from this licensing arrangement pursuant to the terms of the agreement.

         (F) FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts reported in the balance sheet for accounts payable, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 2 - COMMITMENTS AND CONTINGENCIES

On or about May 24, 2002, Pop Starz and Mrs. Tucker, our president (individually), filed a complaint in the Circuit Court for Palm Beach County, Florida, against an individual and Hip Hop Kidz, Inc. The original complaint has been amended and alleges one count for slander - based on statements made by the individual defendant Stone individually and in her capacity as president of Hip Hop Kidz, Inc., which operates a business similar to Pop Starz. The complaint seeks compensatory and punitive damages against the defendants jointly and severally in an amount to be established at trial, and contains a jury demand. The defendants have filed an answer denying the material allegations of the complaint and asserting various affirmative defenses.

In May 2003, the above individual defendant filed an action in federal court (case No. 03-80339). Included in the counts are allegations alleging misappropriating the domain name, hiphopkids.com, tortuous interference with a business relationship and unfair and deceptive fair trade practices. Management believes that they have meritorious defenses to the allegations contained in the complaint. Further proceedings in this action have been staid pending resolutions of the State court proceeding involving Pop Starz and Mrs. Tucker. On November 3, 2004, this case was closed for administrative purposes but may be reopened at any time.

NOTE 3 - RELATED PARTY TRANSACTIONS

DUE TO RELATED PARTIES

Through September 30, 2004, the Company's sole-shareholder, Explorations Group, Inc., advanced funds to the Company for working capital purposes. The advances are non-interest bearing and are payable on demand. At September 30, 2004, in connection with the parents' transaction with Parking Pro, Inc., a third party, and the Company's spin-off, this debt was canceled. Accordingly, the Company recorded a gain from forgiveness of debt of $194,188.

Through September 30, 2004, certain entities related to the Company's President advanced funds to the Company for working capital purposes. As of September 30, 2004, the Company has reflected an aggregate $47,706 in notes payable to three related parties, the Tucker Family Spendthrift Trust ("TFST"), Blue Lake Capital, and a related party to the Company's president. Of the total debt financing, TFST accounted for $18,762, Blue Lake Capital accounted for $28,778, and there was $166 payable to a related party of the Company's president. The notes are secured by all present and future assets of the Company. These notes bear interest at prime plus 2% and are due in one year from the date of the notes issuance. In connection with these notes, the Company had $538 in related accrued interest payable.

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 4 - COMMON STOCK

On September 9, 2004, Explorations acquired all of the issued and outstanding stock of Parking Pro, Inc., a New York corporation ("Parking Pro"). Effective September 30, 2004, Explorations spun-off its stock in the Company to all Explorations common shareholders, and those entitled to dividends as if a common shareholder, of record as of the close of business on the day preceding the Closing (September 8, 2004), issuing an aggregate of 3,504,533 common shares of the Company. The issuance of these was treated by the Company as a recapitalization. Accordingly, the financials statements have been retroactively restated to reflect the recapitalization for the periods presented.

On August 2, 2004, the amended its articles of incorporation to provide for the issuance of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock with such rights and preferences as designated by the Board of directors.

In September 2004, the Board granted 150,000 for legal services to a related party/director. The shares are valued at a nominal value of $.001 per share or $150 as there was no other reliable measure of value of such shares and the transaction was with a related party. The expense was recognized immediately since there was no defined term for the services

In September 2004, the Board approved compensation of 5,000 shares per month to each of two directors and to the chief financial officer beginning September 10, 2004 for the directors and October 1, 2004 for the chief financial officer. As of September 30, 2004, 6,667 common shares were issuable. The shares are valued at a nominal value of $.001 per share or $7.00 as there was no other reliable measure of value of such shares and the transaction was with related parties.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Through December 31, 2003 and through the date of the accompanying audit report, the Company's parent and the President of the Company are the Company's only sources of funding which was in the form of debt.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a stockholders' deficit of $262,894, an accumulated deficit of $264,551 and a working capital deficiency of $270,358 as of September 30, 2004 and had a loss from operations and cash used in operations of $144,693 and $66,715, respectively, for the nine months ended September 30, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on achieving profitable operations, its ability to generate positive cash flows from operations, and the obtaining additional equity and/or debt financing to pay off outstanding debt obligations. There can be no assurance that the Company's efforts will be successful. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. No estimate has been made should management's plan be unsuccessful.

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           September 30, 2004 and 2003


NOTE 7 - SUBSEQUENT EVENT

On October 27, 2004, the Company entered into a three-year licensing agreement commencing January 15, 2005 with an unrelated party to allow that party to use the name Pop Starz, Inc. The revenue earned will be being recognized ratably over the licensing term.

On November 15, 2004, the Company entered into two $50,000 ($100,000 aggregate) revolving credit agreements with two affiliated entities. Each loan under the agreement will be due on demand and bears interest at an annualized rate of 6% calculated on a 360-day year. The revolving credit agreements are secured by all of the Company's assets.

                                 POP STARZ, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002




                                    CONTENTS



                                                                         Page(s)
                                                                         -------

Report of Independent Registered Public Accounting Firm                     F-12

Financial Statements:

     Balance Sheet                                                          F-13

     Statements of Operations                                               F-14

     Statements of Changes in Stockholders' Deficit                         F-15

     Statements of Cash Flows                                               F-16

Notes to Financial Statements                                        F-17 - F-24

             Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Pop Starz, Inc.

We have audited the accompanying balance sheet of Pop Starz, Inc. (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pop Starz, Inc. at December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has a stockholders' deficit of $312,043, an accumulated deficit of $313,543 and a working capital deficiency of $320,647 at December 31, 2003 and net losses and cash used in operations of $141,535 and $80,843, respectively in 2003. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ SALBERG & COMPANY, P.A.
Boca Raton, Florida
November 18, 2004

                                 POP STARZ, INC.
                                  Balance Sheet
                                December 31, 2003

                                     ASSETS

Current Assets
  Cash .............................................................  $   4,233
  Accounts receivable ..............................................        699
                                                                      ---------

Total Current Assets ...............................................      4,932

Property and equipment, net of accumulated depreciation of $4,056 ..      8,604
                                                                      ---------

TOTAL ASSETS .......................................................  $  13,536
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Due to related parties ...........................................  $ 171,474
  Accounts payable .................................................      7,486
  Accrued expenses .................................................        607
  Accrued compensation - officer ...................................    143,750
  Customer deposits ................................................        595
  Unearned revenues ................................................      1,667
                                                                      ---------

TOTAL CURRENT LIABILITIES ..........................................    325,579
                                                                      ---------

Commitments and contingencies (Note 2)

STOCKHOLDERS' DEFICIT
  Preferred Stock ($0.001 Par Value; 1,000,000 Shares Authorized;
    No Shares Issued and Outstanding) ..............................          -
  Common stock ($0.001 par value, 20,000,000 shares authorized,
    3,504,533 shares issued and outstanding) .......................      3,505
  Additional Paid-in Capital .......................................     (2,005)
  Accumulated deficit ..............................................   (313,543)
                                                                      ---------

TOTAL STOCKHOLDERS' DEFICIT ........................................   (312,043)
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ........................  $  13,536
                                                                      =========

                 See accompanying notes to financial statements

                                 POP STARZ, INC.
                            Statements of Operations

                                                      Years Ended December 31,
                                                     --------------------------
                                                         2003           2002
                                                     -----------    -----------

REVENUES .........................................   $   202,038    $   128,283

COST OF SALES ....................................       143,223        140,465
                                                     -----------    -----------

GROSS PROFIT (LOSS) ..............................        58,815        (12,182)
                                                     -----------    -----------

OPERATING EXPENSES
  Advertising ....................................        11,815         43,508
  Bad Debt Expense ...............................         4,000              -
  Compensation ...................................        81,676         87,530
  Other Selling, General and Administrative ......        64,832         34,543
  Professional Fees ..............................        40,461          5,213
                                                     -----------    -----------

Total Operating Expenses .........................       202,784        170,794
                                                     -----------    -----------

Loss from operations .............................      (143,969)      (182,976)

OTHER INCOME (EXPENSE)
    Other Income .................................         2,434         10,968
                                                     -----------    -----------

NET LOSS .........................................   $  (141,535)   $  (172,008)
                                                     ===========    ===========

Net loss per share - basic and diluted ...........   $     (0.04)   $     (0.05)
                                                     ===========    ===========

Weighted average number of shares outstanding
during the period - basic and diluted ............     3,504,533      3,504,533
                                                     ===========    ===========

                 See accompanying notes to financial statements

                                        POP STARZ, INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                       FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002


                                   Common Stock
                                 $.01 Par Value      Additional                    Total
                               -------------------    Paid-in     Accumulated   Stockholders'
                                Shares      Amount    Capital       Deficit       Deficit
                               ---------    ------   ----------   -----------   -------------
Balance at December 31, 2001   3,504,533    $3,505   $ (2,005)     $       -      $   1,500

Net loss for the year ended
  December 31, 2002 ........           -         -          -       (172,008)      (172,008)
                               ---------    ------   ---------     ---------      ---------

Balance at December 31, 2002   3,504,533     3,505     (2,005)      (172,008)      (170,508)

Net loss for the year ended
  December 31, 2003 ........           -         -          -       (141,535)      (141,535)
                               ---------    ------   ---------     ---------      ---------

Balance at December 31, 2003   3,504,533     3,505     (2,005)      (313,543)      (312,043)
                               =========    ======   =========     =========      =========


                       See accompanying notes to financial statements.

                                             F-15

                                 POP STARZ, INC.
                            Statements of Cash Flows

                                                          For the Years Ended
                                                              December 31,
                                                        -----------------------
                                                           2003          2002
                                                        ---------     ---------

Cash Flows From Operating Activities:
Net loss ...........................................    $(141,535)    $(172,008)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation .................................        2,652         1,404
      Bad debt .....................................        4,000             -

Changes in assets and liabilities:

Increase (decrease) in:
  Accounts receivable ..............................       (4,699)            -
  Customer deposits ................................          595             -
  Accounts payable .................................       (4,723)       (1,854)
  Accrued expenses .................................           56            62
  Accrued compensation - officer ...................       75,000        68,750
  Unearned revenue .................................      (12,189)       13,856
                                                        ---------     ---------

Net Cash Used In Operating Activities ..............      (80,843)      (89,790)
                                                        ---------     ---------

Cash Flows from Investing Activities:
  Purchase of propery and equipment ................            -       (12,660)
                                                        ---------     ---------

Net Cash Used In Investing Activities ..............            -       (12,660)
                                                        ---------     ---------

Cash Flows from Financing Activities:
  Advances from related parties ....................       82,791       103,691
                                                        ---------     ---------

Net Cash Provided By Financing Activities ..........       82,791       103,691
                                                        ---------     ---------

Net Increase in Cash ...............................        1,948         1,241

Cash - Beginning of Year ...........................        2,285         1,044
                                                        ---------     ---------

Cash - End of Year .................................    $   4,233     $   2,285
                                                        =========     =========

Cash Paid During the Year for Interest and Taxes:
    Income Taxes ...................................    $       -     $       -
                                                        =========     =========
    Interest .......................................    $       -     $       -
                                                        =========     =========

                  See accompanying note to financial statements

                                 POP STARZ, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) NATURE OF OPERATIONS

         In January 2002, the Company changed its strategy to the "Pop Starz" concept of providing dance classes, modeling, and talent management. In February 2002, Explorations Entertainment & Education, Inc. changed its name to Pop Starz, Inc. (the "Company"). Pop Starz, Inc. ("The Company") is a wholly-owned subsidiary of Explorations Group, Inc., a publicly held company ("Explorations").

         On September 9, 2004, Explorations acquired all of the issued and outstanding stock of Parking Pro, Inc., a New York corporation ("Parking Pro"). Effective September 30, 2004, Explorations spun-off its stock in the Company to all Explorations common shareholders, and those entitled to dividends as if a common shareholder, of record as of the close of business on the day preceding the Closing (September 8, 2004), issuing an aggregate of 3,504,533 common shares of the Company. The issuance of these was treated by the Company as a recapitalization. Accordingly, the financials statements have been retroactively restated to reflect the recapitalization for the periods presented. Upon the spin-off, all liabilities owed to Explorations by the Company were cancelled. (See Note 8)

         (B) USE OF ESTIMATES

         In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

         Significant estimates in 2003 and 2002 include an estimate of the deferred tax asset valuation allowance, allowance for doubtful accounts on accounts receivables, and depreciable lives on property and equipment.

         (C) CASH AND CASH EQUIVALENTS

         For purpose of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

         (D) PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $2,652 and $1,404 for the years ended December 31, 2003 and 2002, respectively.

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (E) STOCK BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. At December 31, 2003 and 2002, there was no stock-based employee compensation recorded.

         (F) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (G) LOSS PER SHARE

         Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock, such as convertible notes, were exercised or converted into common stock. At December 31, 2003 and 2002, there were no common stock equivalents outstanding, which may dilute future earnings per share.

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (H) IMPAIRMENT OF LONG-LIVED ASSETS

         The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2003 and 2002, the Company believes that there had been no impairment of its long-lived assets.

         (I) REVENUE RECOGNITION

         The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin 104 for revenue recognition. In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The Company nets sales discounts against related revenues. During 2003 and 2002, the Company had three sources of revenues; the classes, merchandise and special events offered by the Company, and earnings from a license fee.

         The following policies reflect specific criteria for the various revenues streams of the Company:

                  (1)  POP STARZ, INC. CLASSES

                  Revenues are recognized pro rata over the number of classes in a class term. The term of a class is approximately two months. Student payments are required to be paid in full prior to the start of a term and are deferred until earned. Such unearned payments are shown as a deferred revenue liability on the accompanying balance sheet.

                  (2)  MERCHANDISE AND SPECIAL EVENTS

                  Merchandise revenues are recognized upon delivery of the product. Special events revenue which includes such activities as birthday parties, field trips, corporate events, etc. are recognized as earned upon completion of services.

                  (3)  LICENSE FEES

                  The Company licensed the Pop Starz, Inc. concept to an unrelated party. Revenues are earned from this licensing arrangement pursuant to the terms of the agreement (See Note
                  3).

         (J) ADVERTISING

         Advertising costs are expensed as incurred. For the years ended December 31, 2003 and 2002, advertising expense was $11,815 and $43,508, respectively.

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (K) FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts reported in the balance sheet for accounts receivable, accounts payable, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         (L) RECENT PRONOUNCEMENTS

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003, with certain exceptions. We adopted SFAS No. 150 in the first quarter of Fiscal 2004. The adoption of SFAS No. 150 did not have a significant impact on our financial position or results of operations.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

         (A) OPERATING LEASE

         In October 2003, the Company entered into a three-year noncancellable operating lease for office space in Boca Raton, Florida. The term of the lease commenced on October 15, 2003. The Company paid a security deposit of $1,486. The Company subleases a portion of its space, under an oral agreement, to a company related through common ownership of the President of the Company. This related party makes rent payments directly to the lessor and those payments are offset against the rent expense in the accompanying financial statements. Office rent expense for the years ended December 31, 2003 and 2002 amounted to $15,130 and $8,700, respectively. Monthly rent and operating expenses under this lease during the first year is approximately $1,506. Operating expenses are subject to increase in successive years as discussed in the lease agreement. Monthly rent, exclusive of operating expenses under this lease during the:

         First year is $980; Second year is $1,060; Third year is $1,140

         Future minimum commitments under operating leases are as follows:

                  2004                     $ 11,960
                  2005                       12,920
                  2006                       10,830
                                           --------
                  Total                    $ 35,710
                                           ========

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 2 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         (B) EMPLOYMENT AGREEMENTS

         In January 2002, the Company executed a five-year automatic renewing employment agreement with its president, which provides for annual cash compensation of $75,000 per year. Unpaid amounts accrued at December 31, 2003 were $143,750 and are included in accrued expenses.

         (C) LITIGATION

         On or about May 24, 2002, Pop Starz and Mrs. Tucker, our president (individually), filed a complaint in the Circuit Court for Palm Beach County, Florida, against an individual and Hip Hop Kidz, Inc. The original complaint has been amended and alleges one count for slander - based on statements made by the individual defendant Stone individually and in her capacity as president of Hip Hop Kidz, Inc., which operates a business similar to Pop Starz. The complaint seeks compensatory and punitive damages against the defendants jointly and severally in an amount to be established at trial, and contains a jury demand. The defendants have filed an answer denying the material allegations of the complaint and asserting various affirmative defenses.

         In May 2003, the above individual defendent filed an action in federal court (case No. 03-80339). Included in the counts are allegations alleging misappropriating the domain name, hiphopkids.com, tortuous interference with a business relationship and unfair and deceptive fair trade practices. Management believes that they have meritorious defenses to the allegations contained in the complaint. Further proceedings in this action have been staid pending resolutions of the State court proceeding involving Pop Starz and Mrs. Tucker. On November 3, 2004, this case was closed for administrative purposes but may be reopened at any time.

NOTE 3 - LICENSE RECEIVABLE

On June 6, 2003, the Company entered into a licensing agreement with an unrelated party to use the name Pop Starz, Inc. Under the terms of the agreement, $2,500 was due at signing and was paid in full. The revenue earned from the $2,500 signing is being recognized ratably over a period of twelve months beginning September 1, 2003, the effective date. At December 31, 2003, the Company had recognized $833 in revenues and had deferred revenues of $1,667 in connection with this license payment.

Beginning September 1, 2003, the licensee would be required to pay $1,000 per month, during year two, $1,500 per month and during year three and thereafter, $2,000 per month. As of December 31, 2003, the Company had recorded $4,000 in licensing revenue and a related account receivable. Subsequent to year end, management has determined that the collectability of this receivable is remote and has written off and charged to operations the $4,000 as a bad debt expense at December 31, 2003.

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 4 - RELATED PARTY TRANSACTIONS

DUE TO RELATED PARTIES

The Company's sole-shareholder, Explorations Group, Inc., advanced funds to the Company for working capital purposes. The advances are non-interest bearing and are payable on demand. At December 31, 2003, the Company owed this related party $171,474.

Accrued compensation due to the Company's president was $143,750 at December 31, 2003.

NOTE 5 - INCOME TAXES

There is no current income tax provision for the years ended December 31, 2003 and 2002 due to the Company's continuing net losses.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences, which give rise to a net deferred tax asset is as follows:

                                                   2003         2002
                                                 --------     --------
         Deferred tax assets:
         Net operating loss carryforward ....    $ 69,377     $ 44,439
                                                 --------     --------
         Total gross deferred tax assets ....      69,377       44,439
         Less valuation allowance ...........     (69,377)     (44,439)
                                                 --------     --------
         Net deferred tax assets ............    $      -     $      -
                                                 ========     ========

The net change in the valuation allowance during the year ended December 31, 2003 was an increase of $24,938.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for fiscal 2003 and 2002:

                                                          2003     2002
                                                         ------   ------

         Computed "expected" tax expense (benefit) ..    (34.0%)  (34.0%)
         State income taxes .........................     (5.0%)   (5.0%)
         Change in valuation allowance ..............     39.0%    39.0%
                                                         ------   ------
         Effective tax rate .........................     0.00%    0.00%
                                                         ======   ======

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 5 - INCOME TAXES (CONTINUED)

At December 31, 2003, the Company had net operating loss carry forwards of approximately $175,640 for income tax purposes, available to offset future taxable income expiring on various dates through 2023. Usage of the net operating losses may be limited if the Company undergoes a change in ownership or change in business, or by the alternative minimum tax.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that, some portions or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or changes in ownership or business during the periods in which the temporary differences become deductible. Due to the Company's reorganization and the ceasing of all operations, except for consulting activities, it is more likely than not that, the deferred tax assets will not be realized.

NOTE 6 - CONCENTRATION OF CREDIT RISK

Through December 31, 2003 and through the date of the accompanying audit report, the Company's parent and the President of the Company are the Company's only sources of funding which was in the form of debt.

NOTE 7 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a stockholders' deficit of $312,043, an accumulated deficit of $313,543 and a working capital deficiency of $320,647 as of December 31, 2003 and had net losses and cash used in operations of $141,535 and $80,843 respectively, in 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on achieving profitable operations, its ability to generate positive cash flows from operations, and the obtaining additional equity and/or debt financing to pay off outstanding debt obligations. There can be no assurance that the Company's efforts will be successful. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. No estimate has been made should management's plan be unsuccessful.

                                 POP STARZ, INC.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2003 and 2002


NOTE 8 - SUBSEQUENT EVENTS

On August 2, 2004, the amended its articles of incorporation to provide for the issuance of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock with such rights and preferences as designated by the Board of directors.

On September 9, 2004, Explorations acquired all of the issued and outstanding stock of Parking Pro, Inc., a New York corporation ("Parking Pro"). Effective September 30, 2004, Explorations spun-off its stock in the Company to all Explorations common shareholders, and those entitled to dividends as if a common shareholder, of record as of the close of business on the day preceding the Closing (September 8, 2004), issuing an aggregate of 3,504,533 common shares of the Company. The issuance of these was treated by the Company as a recapitalization. Accordingly, the financials statements have been retroactively restated to reflect the recapitalization for the periods presented. Upon the spin-off, all liabilities owed to Explorations by the Company were cancelled.

In September 2004, the Board granted 150,000 for legal services to a related party/director. The shares are valued at a nominal value of $.001 per share or $150 as there was no other reliable measure of value of such shares and the transaction was with a related party. The expense was recognized immediately since there was no defined term for the services

In September 2004, the Board approved compensation of 5,000 shares per month to each of two directors and to the chief financial officer beginning September 10, 2004 for the directors and October 1, 2004 for the chief financial officer. As of September 30, 2004, 6,667 common shares were issuable. The shares are valued at a nominal value of $.001 per share or $7.00 as there was no other reliable measure of value of such shares and the transaction was with related parties.

On October 27, 2004, the Company entered into a three-year licensing agreement commencing January 15, 2005 with an unrelated party to allow that party to use the name Pop Starz, Inc. The revenue earned will be being recognized ratably over the licensing term.

On November 15, 2004, the Company entered into two $50,000 ($100,000 aggregate) revolving credit agreements with two affiliated entities. Each loan under the agreement will be due on demand and bears interest at an annualized rate of 6% calculated on a 360-day year. The revolving credit agreements are secured by all of the Company's assets.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1934 , the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Boca Raton, Florida this 22nd day of November 2004.

 POP STARZ, INC.

 By: /s/ Michelle Tucker
 -----------------------
 Name:  Michelle Tucker
 Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 /s/ Adam Wasserman                                   Dated:   November 22, 2004
 ------------------
 Adam Wasserman
 Chief Financial Officer


 /s/ Jeffrey Klein
 -----------------
 Jeffrey Klein                                        Dated:   November 22, 2004
 Secretary/Director